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                                              FILED PURSUANT TO RULE 425

                                              Filer:  eCredit.com, Inc.

                                              Subject Company: eCredit.com, Inc.

                                              Commission File No.: 333-34722


THIS COMMUNICATION IS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULES 165 AND 425 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE VARIOUS FILINGS OF INTERNET CAPITAL GROUP, INC. THAT HAVE BEEN MADE WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING INTERNET CAPITAL GROUP'S REGISTRATION STATEMENT ON FORM S-4, WHICH RELATES TO THE EXCHANGE OFFER BEING MADE BY INTERNET CAPITAL GROUP FOR SHARES OF eCREDIT.COM. INVESTORS AND STOCKHOLDERS MAY OBTAIN A COPY OF THE REGISTRATION STATEMENT (AND THE PROSPECTUS WHEN IT IS AVAILABLE) FROM COMMERCIAL RETRIEVAL SERVICES AND FOR NO CHARGE AT THE WEB SITE MAINTAINED BY THE SECURITIES AND EXCHANGE COMMISSION AT http://www.sec.gov.


         Memorandum to eCredit.com Employees on the ICG Exchange Offer

On May 10, 2000, the registration statement for the ICG transaction was declared effective by the Securities and Exchange Commission. The filing registered the shares of Internet Capital Group which you may receive in connection with the exchange offer, resulting in freely tradable securities. The registration was delayed from the date of our February announcement of the transaction due in part to acquisition activities by ICG, which unintentionally complicated the filing of the registration statement (ICG was required to obtain audited financial statements for its new acquisitions). You should expect to receive in the mail the exchange offer documents from ICG. As you may know, exchange offers remain open for at least twenty business days. Thus, we would anticipate that the exchange offer could be completed on or about June 8, 2000.

With the recent fluctuations in the stock market, we have received a significant number of questions from employees about the ICG transaction and whether eCredit.com will become a publicly traded company. Let me try to answer some of those questions.
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The value of ICG stock has declined from the date that the exchange offer was first announced. How does the decline in ICG stock price affect the price I will receive for my eCredit.com stock? The ICG price today does not affect the price you will receive should you decide to exchange your eCredit.com stock for ICG stock. The price that determines the value of ICG stock you receive is the 3-day average price measured two days prior to the closing of the transaction. (There is a complex pricing mechanism which is described in the materials you will be receiving.) If the stock price of ICG at that time were equal to yesterday's closing price, you would receive less than the value of $48 per eCredit.com share we discussed at the time of announcement of the transaction. In fact the price would be closer to $15 per share of eCredit.com. When evaluating the decline in ICG stock price you should also consider that recently many technology and internet stocks have experienced declines as well. This market decline could be indicative of an overall lower market value for private technology companies, such as eCredit.com.

Who is eligible to participate in the exchange offer? ICG has limited the offer to stockholders of eCredit.com as well as to employees who were granted options by the Board of Directors of eCredit.com on or prior to February 24, 2000.

How will I be able to participate if I don't hold eCredit.com shares and my options have not vested? Prior to the end of the exchange offer, eCredit.com will accelerate the vesting of your options (limited to options granted to you on or prior to February 24, 2000) to the extent necessary for you to have 30% of your options vested. Through this acceleration, you will have the opportunity to exercise your vested options and, if you elect, to tender the newly purchased eCredit.com shares in the exchange offer.

What if I currently hold vested options? If you elect, you may exercise your options and tender the shares in the exchange offer. After the exchange offer has been completed, eCredit.com will again accelerate the vesting of your options to the extent necessary for you to have at least the same number of options vested as you held on February 24, 2000.

Do I have to exchange my eCredit.com stock for ICG stock? No, you are not required to exchange your stock.

Does the Company recommend that I exchange my eCredit.com stock for ICG stock? Pursuant to the Exchange Offer Agreement, signed in February 2000, the Company is required to recommend that you exercise your options and tender in the exchange offer up to 30% of your shares. However, please be aware of the Position Statement of the Board of Directors of the Company being distributed to you in connection with the Exchange Offer, which you should receive within the next few days.

How long do I have to hold the ICG stock? The shares of ICG stock that you will receive upon the closing of the exchange offer will be registered securities.
As registered stock, you will have the ability to sell the shares you receive in the exchange offer at any time.

When are we going to become a public company? As with many private companies, we continuously review whether eCredit.com should become a public company. The recent decline of the stock market is likely to influence any determination made by our Board of Directors on whether we remain a private company or become a public company in the immediate future, or at all.

Should I wait for a possible eCredit.com public offering to sell my stock or should I exchange it for ICG stock in connection with the exchange offering? Each employee needs to make that decision for himself or herself. As noted above, we continue to review whether eCredit.com should become a public company. With regard to considering choices in the exchange offer versus a possible future public offering of eCredit.com stock, individual employees need to consider many inputs in a very personal investment decision including personal financial condition, expectation of stock market conditions that might follow a public offering of eCredit.com, timing and other factors.

When will I receive more information regarding the ICG transaction? You should receive information on the exchange offer in the mail from ICG. If you have not received this information within the next few days, you should contact Human Resources. Separately, we have arranged for a series of employee seminars over the next two weeks. These seminars will be led by Ernst & Young and AG Edwards and will explain the exchange offer process and provide assistance in financial and tax planning (including the tax ramifications of the exchange offer). We have asked these professionals to provide their advice in a manner tailored to your individual concerns. We will provide the schedule for these seminars in the next few days.

(IMPORTANT NOTICE: THE ABOVE RESPONSES TO YOUR QUESTIONS INCLUDE SUMMARIES OF
THE TERMS OF THE EXCHANGE OFFER AGREEMENT WITH ICG AND ARE QUALIFIED IN THEIR ENTIRETY BY THE EXCHANGE OFFER AGREEMENT FILED WITH THE SEC AND THE PROSPECTUS THAT YOU WILL RECEIVE FROM ICG ON THE EXCHANGE OFFER.)
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This communication is filed with the Securities and Exchange Commission pursuant to Rules 165 and 425 promulgated under the Securities Act of 1933, as amended. Investors and stockholders are urged to read the various filings of Internet Capital Group, Inc. that have been made with the Securities And Exchange Commission, including Internet Capital Group's registration statement on Form S-4 (file number 333-34722), which relates to the exchange offer being made by Internet Capital Group for shares of eCredit.com. Investors and stockholders may obtain a copy of the registration statement (and the prospectus when it is available) from commercial retrieval services and for no charge at the web site maintained by the Securities and Exchange Commission at http://www.sec.gov.

Safe Harbor Language

This communication contains forward-looking statements that are subject to risks and uncertainties. We caution you not to place undue reliance on these statements. Forward-looking statements include information concerning the timing of the exchange offer by Internet Capital Group, Inc., the timing decisions that may be made on a possible public offering of eCredit.com stock, the value of Internet companies, including eCredit.com, and securities market conditions relating to the value of the Internet Capital Group, Inc. common stock to be received on the exchange offer. You should note that many factors could affect our actual financial results as well as those of Internet Capital Group, Inc., and could cause actual results to differ materially from those in the forward-looking statements, including the factors described in Internet Capital Group, Inc.'s Registration Statement on Form S-4 and amendments thereto (file number 333-34722) filed with the Securities and Exchange Commission.